EXHIBIT 99.1

IOMED Contacts: Brian Mower CFO (801) 975-1191 bmower@iomed.com	ReAble Therapeutics Contact: Harry L. Zimmerman Executive Vice President – General Counsel (512) 832-9500 harry_zimmerman@ReAbleinc.com

Betsy Truax Investor Relations (208) 241-3704 info@iomed.com

FOR IMMEDIATE RELEASE:

IOMED to be Acquired by ReAble Therapeutics

Salt Lake City, UT and Austin, TX (May 18, 2007) – IOMED, Inc. (AMEX:IOX) and ReAble Therapeutics, Inc. (formerly known as Encore Medical Corporation) today announced the signing of a definitive agreement whereby ReAble will acquire all the outstanding shares of IOMED in an all-cash merger for $2.75 per share, subject to adjustment. The total transaction consideration will be approximately $22 million.  The all-cash merger represents a premium of approximately 38% over the average closing price over the last 30 trading days.

IOMED is a leading manufacturer of drug-delivery devices used primarily for the management of pain. ReAble Therapeutics is a privately held, leading medical device company in the rehabilitation and orthopedics markets.  The acquisition, which has been unanimously approved by IOMED’s Board of Directors, is subject to the satisfaction of certain customary closing conditions and is also subject to the approval of IOMED shareholders.

Following the acquisition, IOMED will be a wholly-owned subsidiary of ReAble, operating under ReAble’s Empi division. Empi is a leading manufacturer and marketer of pain management and rehabilitation devices. As part of the Empi division, IOMED is expected to continue its manufacturing, customer support and product development functions at its Salt Lake City facility. In addition, IOMED will maintain its field-sales support, and will continue to distribute its core iontophoresis product lines through its existing network of independent sales agents and specialty distributors.

Commenting on the transaction, Kenneth W. Davidson, ReAble’s CEO, said, “IOMED has developed an outstanding line of innovative drug delivery devices and technologies, and has built an excellent third-party distribution network.  We are very pleased to incorporate IOMED’s strong portfolio of products and its excellent product development capabilities into our Empi division. We view IOMED’s products and extensive distribution network as important strategic assets.  We believe IOMED is an excellent strategic fit with Empi, and that this acquisition represents an important step forward in ReAble’s overall growth strategy.”

Robert J. Lollini, IOMED’s CEO, commented, “Empi is a world-class pain management company.  We are very pleased to join together with Empi to continue to offer world-class products and to know that our core capabilities, our products and our technologies will continue to be utilized effectively and commercialized broadly.  IOMED and Empi share a strategic vision of growing and developing the iontophoresis drug-delivery category, and this combination makes great strategic sense for both companies.”

The definitive merger agreement and the closing of the transaction is subject to certain terms and conditions customary for transactions of this type, including approval by IOMED shareholders in a special meeting yet to be announced.  Pending such shareholder approval, the transaction is expected to close in July 2007.  Seven Hills Partners LLC acted as exclusive financial advisor to IOMED in this transaction.

About ReAble Therapeutics, Inc.

ReAble (formerly Encore Medical Corporation) is a diversified rehabilitation and orthopedic device company, that develops, manufactures and distributes a comprehensive range of high-quality medical devices used by physicians, therapists, athletic trainers, orthopedic surgeons, and other healthcare professionals to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, traumatic events, and sports-related injuries.  Through its Orthopedic Rehabilitation Division, ReAble is a leading distributor of electrical stimulation and other orthopedic products used for pain management, orthopedic rehabilitation, physical therapy, fitness and sport performance enhancement.  ReAble’s Surgical Implant Division offers a comprehensive suite of reconstructive joint products.  ReAble was acquired by The Blackstone Group, the private equity firm, in a “go private” transaction in November 2006.

About Iomed, Inc.

IOMED is a diversified drug delivery product and technology company, focused primarily on iontophoresis.  Iontophoresis is a technology that delivers pharmaceuticals transdermally using electric current to ionize drug molecules and propel them through the skin. Iontophoresis is used to deliver medication both locally and systemically.  IOMED is publicly traded on the American Stock Exchange under the symbol IOX. For more information, visit www.iomed.com.

FORWARD LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements involve risks and uncertainties, such as fluctuations in operating results, the timely availability of new products, the impacts of competitive products and pricing, the effects of integration efforts, including retaining customers and employees, the ability to grow and integrate the distribution networks for IOMED’s products and other risks and uncertainties set forth in ReAble’s and IOMED’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This news release may be deemed to be solicitation material with respect to the proposed acquisition of IOMED by ReAble through a merger (the “Merger”) of IOMED and a wholly-owned subsidiary of ReAble. In connection with the Merger and the required shareholder approval, IOMED will file a proxy statement and other relevant materials with the Securities and Exchange Commission (“SEC”) that will contain important information about the Merger. IOMED shareholders are not being asked to take any action at this time. Once filed with the SEC, IOMED shareholders are urged to read the proxy statement and all other relevant materials as they will contain important information about IOMED and the Merger.  IOMED will provide shareholders with free copies of the proxy statement and other materials when they are available. All documents filed by IOMED with the SEC, when available, may be obtained free of charge at the SEC’s web site, at www.sec.gov or through the Company’s website at www.iomed.com.  IOMED and its executive officers and directors may be deemed participants in the solicitation of proxies in connection with the Merger. Information about the executive officers and directors of IOMED and their ownership of IOMED’s common shares is included in IOMED’s previous SEC filings.  More detailed information regarding the direct and indirect interests of IOMED and its executive officers and directors in the Merger will be included in IOMED’s proxy materials relating to the Merger when available.

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